Filed Pursuant to Rule 433

Registration No. 333-236499

August 20, 2020

Pricing Term Sheet

Johnson & Johnson

0.550% Senior Unsecured Notes due 2025

0.950% Senior Unsecured Notes due 2027

1.300% Senior Unsecured Notes due 2030

2.100% Senior Unsecured Notes due 2040

2.250% Senior Unsecured Notes due 2050

2.450% Senior Unsecured Notes due 2060

Issuer:	Johnson & Johnson

Security:	0.550% Senior Unsecured Notes due 2025	0.950% Senior Unsecured Notes due 2027	1.300% Senior Unsecured Notes due 2030	2.100% Senior Unsecured Notes due 2040	2.250% Senior Unsecured Notes due 2050	2.450% Senior Unsecured Notes due 2060

Size:	$1,000,000,000	$1,500,000,000	$1,750,000,000	$1,000,000,000	$1,000,000,000	$1,250,000,000

Maturity Date:	September 1, 2025	September 1, 2027	September 1, 2030	September 1, 2040	September 1, 2050	September 1, 2060

Coupon:	0.550%	0.950%	1.300%	2.100%	2.250%	2.450%

Interest Payment Dates:	Paid semi-annually on March 1 and September 1, commencing March 1, 2021	Paid semi-annually on March 1 and September 1, commencing March 1, 2021	Paid semi-annually on March 1 and September 1, commencing March 1, 2021	Paid semi-annually on March 1 and September 1, commencing March 1, 2021	Paid semi-annually on March 1 and September 1, commencing March 1, 2021	Paid semi-annually on March 1 and September 1, commencing March 1, 2021

Price to Public:	99.891%	99.932%	99.972%	99.335%	99.113%	98.965%

Underwriting Discount:	0.300%	0.350%	0.400%	0.750%	0.750%	0.750%

Benchmark Treasury:	0.250% due July 15, 2025	0.375% due July 21, 2027	0.625% due August 15, 2030	1.250% due May 15, 2050	1.250% due May 15, 2050	1.250% due May 15, 2050

Benchmark Treasury Price and Yield:	99-28+, 0.272%	99-13+, 0.460%	99-23+, 0.653%	96-18+, 1.391%	96-18+, 1.391%	96-18+, 1.391%

Spread to Benchmark Treasury:	30 bps	50 bps	65 bps	75 bps	90 bps	110 bps

Yield:	0.572%	0.960%	1.303%	2.141%	2.291%	2.491%

Make-Whole Call:	Treasury +5 bps prior to August 1, 2025	Treasury +10 bps prior to July 1, 2027	Treasury +10 bps prior to June 1, 2030	Treasury +15 bps prior to March 1, 2040	Treasury +15 bps prior to March 1, 2050	Treasury +20 bps prior to March 1, 2060

Par Call:	Any time on or after August 1, 2025, at 100%	Any time on or after July 1, 2027, at 100%	Any time on or after June 1, 2030, at 100%	Any time on or after March 1, 2040, at 100%	Any time on or after March 1, 2050, at 100%	Any time on or after March 1, 2060, at 100%

Trade Date:	August 20, 2020

Expected Settlement Date*:	August 25, 2020 (T+3)

CUSIP:	478160CN2	478160CP7	478160CQ5	478160CR3	478160CS1	478160CT9

ISIN:	US478160CN21	US478160CP78	US478160CQ51	US478160CR35	US478160CS18	US478160CT90

Expected Ratings**:	Aaa (negative) (Moody’s) / AAA (stable) (S&P)

Use of Proceeds	We intend to use approximately $6.5 billion of the net proceeds of the offering of notes to fund our recently announced acquisition of Momenta Pharmaceuticals, Inc., a company that discovers and develops novel therapies for immune-mediated diseases. The acquisition is conditioned on the tender of a majority of the outstanding shares of Momenta’s common stock on a fully diluted basis in our tender offer therefor, as well as other customary closing conditions. Any net proceeds not so applied will be used for general corporate purposes.

Joint Book-Running Managers	BofA Securities, Inc. J.P. Morgan Securities LLC Citigroup Global Markets Inc. Deutsche Bank Securities Inc.

Senior Co-Managers:	BNP Paribas Securities Corp. HSBC Securities (USA) Inc. NatWest Markets Securities Inc. Siebert Williams Shank & Co., LLC

Co-Managers:	ING Financial Markets LLC MUFG Securities Americas Inc. RBC Capital Markets, LLC Santander Investment Securities Inc. UBS Securities LLC UniCredit Capital Markets LLC

*        We expect to deliver the notes against payment therefore on or about August 25, 2020, which will be the third business day following the date of the pricing of the notes (such settlement cycle being herein referred to as “T+3”). Under Rule 15c6-1 of the Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle T+3, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of notes who wish to trade notes prior to the second business day preceding the settlement date should consult their own advisers.

**      A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. This pricing term sheet supplements, and should be read in conjunction with, the issuer’s preliminary prospectus supplement dated August 20, 2020 and the accompanying prospectus dated February 18, 2020 and the documents incorporated by reference therein.

You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322 or J.P. Morgan Securities LLC collect at 1-212-834-4533.